CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectuses and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 2 to the registration statement on Form N-1A (the "Registration Statement") of Evergreen Select Money Market Trust of our report dated April 9, 1998, relating to the financial statements and financial highlights appearing in the February 28, 1998 Annual Report to Shareholders of Evergreen Select Money Market Fund, Evergreen Select Municipal Money Market Fund, Evergreen Select Treasury Money Market Fund, and Evergreen Select 100% Treasury Money Market Fund, which is also incorporated by reference into the Registration Statement. We also consent to the reference to us under the heading "Financial Highlights" in the Prospectuses and under the heading "Independent Auditors" in such Statement of Additional Information.





Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036
May 27, 1998